[Graphic omitted]                  [Graphic omitted]
COMPANHIA FORCA E LUZ                          Level 1 ADR - American Depositary
CATAGUAZES-LEOPOLDINA                          Receipts
                                               USA
                                               Ticket Symbol
                                               CFLPY - Preferred Class "A"
                                               CFLCY - Common

          Investor Relations Monthly Report - August 31st, 2004 Edition

Sistema Cataguazes-Leopoldina receives the highest number of prizes in the 2004 Abradee Awards

Confirming the progress of the company's management, Sistema Cataguazes-Leopoldina (SCL) recently received awards in four out of the five categories in which it competed as a finalist in the 2004 Abradee Awards.

Companhia Forca e Luz Cataguazes-Leopoldina (CFLCL) received two awards: Social Responsibility and Management Quality, both for distributors with up to 400 thousand consumers. Empresa Energetica de Sergipe, Energipe, won a prize for the Best Distributor in the Northeast region. On the other hand Saelpa, Sociedade Anonima de Eletrificacao da Paraiba, won the dispute for the best Management Quality award for distributors with more than 400 thousand consumers.

Winning four awards in 2004 reaffirms the excellent performance of SCL, which had already received three awards in 2003 and two in 2002 through its subsidiaries. In addition, winning two Quality Management prizes this year, together with the prize for the Best Management Quality (for distributors with up to 400 thousand consumers) received last year by Companhia Energetica da Borborema (Celb), another SCL distributor, highlights the progress made by the group's business management.

In the closing ceremony, Dilma Rousseff, Minister of Mines and Energy, highlighted the merits of the Sistema Cataguazes-Leopoldina for having overcome the difficult period that the sector passed through (post rationing) to return good results.

Abradee, Associacao Brasileira de Distribuidores de Energia Eletrica (Brazilian Association of Electric Energy Distributors) awards annual prizes to the Brazilian electric energy distributors that were most outstanding in the previous year in terms of business performance from the point of view of the client, the community, the investor, the environment, the supplier and society in general.

Consolidated revenue of Cataguazes-Leopoldina was R$911.0 million in seven months

The consolidated gross operating revenue of the Sistema Cataguazes-Leopoldina in the first seven months of 2004 rose by 31% as compared to the same period in 2003, amounting to R$911.0 million. Consolidated physical energy sales amounted to 3,801 GWh, rising by 4.6% as compared to the same period last year. However, only the retail market, sales fell by 2.7% (4.8% in the operating area of holding company CFLCL), during the same period. This reduction in energy sales was mainly caused by the loss of four free consumers in the concession area of the Sistema Cataguazes-Leopoldina, one of which was lost by CFLCL and three by subsidiary Energipe, which reflected a 11% fall in consolidated physical sales to the industrial sector. However, the distributors billed these consumers for charges for using the distribution system, which substantially cushioned the financial impacts resulting from this reduction.

---------------------------------------------------------------------------------------------
                               CFLCL      CENF   Energipe   CELB    Saelpa    Consolideted
                              ---------------------------------------------------------------
Gross Revenue - R$ million     182.1      50.4     270.9      62.4   323.3        911.0
Growth % (*)                    + 26      + 36      + 24      + 25    + 37         + 31
Electricity Sales - GWh          616       186     1,116      318    1,381        3,801
 Retail Market                   545        163      968       312   1,333        3,321
  o Residential                  173        72       278        71     436        1,030
  o Industrial                   168        34       315       169     399        1,085
  o Commercial                    77        33       162        41     198          511
  o Other classes                127        24       213        31     300          696
 Whosale + Other                  71        23       148         6      48          480
Sales Increase - % (*)         + 7.1     + 0.5     - 7.1    - 1.4    + 3.5        + 4.6
 Retail Market                 - 4.8     + 0.2    - 10.3    + 3.5    + 2.7        - 2.7
  o Residential                - 1.9     - 0.6     + 5.2    + 3.4    + 3.9        + 2.9
  o Industrial                - 11.7     - 3.2    - 29.6    + 3.5    + 2.7       - 11.4
  o Commercial                 - 1.6     + 4.2     + 4.7    + 3.7    + 1.1        + 2.2
  o Other classes              - 0.3     + 2.0     - 0.1    + 2.9    + 2.2        + 1.0
(*) In relation to the same period of 2003.
---------------------------------------------------------------------------------------------

For further clarifications and additional information, please do not hesitate to contact us
In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6317/3429-6480
In Rio de Janeiro - Phone: +55 21 2122-6900 / Fax: (021) 2122-6931/2122-6980
http://www.cataguazes.com.br or e-mail para:  stockinfo@cataguazes.com.br

                          ---------------------------

                             Mauricio Perez Botelho
                           Investor Relations Director